United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vale on the Timbopeba mine operations

Rio de Janeiro, March 15th, 2019 — Vale S.A. (“Vale”) informs that it was made aware of a decision by the 2nd Civil Court of the Comarca of Ouro Preto, within the scope of the public civil action n° 5000435-60.2019.8.13.0461, filed by the Public Prosecution Office of the State of Minas Gerais (“MPEMG”), which determined, among other measures, that the company refrains from any act related to building, operating, heightening or using the Doutor dam, as well as operating other structures of the Timbopeba mine, in the city of Ouro Preto, state of Minas Gerais, under daily penalty of R$ 500,000.00 (five hundred thousand reais).

The decision was based on notification received by the MPEMG containing preliminary information on the Doutor dam. It is important to highlight that the Doutor dam has its declaration of stability in force and was inspected on March 14th, 2019 by technicians of the National Mining Agency (“ANM”), who verified that the structure does not present any relevant irregularity or any condition that compromises the safety of the dam. Furthermore, ANM states that, at the moment, there is no reason for an interdiction and/or activation of Alert/Emergency Levels that require the evacuation of the local population.

The suspension affects the operations of the Timbopeba mine with an impact of 12.8 million tons of iron ore per year.

Vale informs that it has immediately complied with the decision and will adopt the appropriate measures.

For further information, please contact:
+55-21-3485-3900
Andre Figueiredo: andre.figueiredo@vale.com
Andre Werner: andre.werner@vale.com
Carla Albano Miller: carla.albano@vale.com
Fernando Mascarenhas: fernando.mascarenhas@vale.com
Samir Bassil: samir.bassil@vale.com
Bruno Siqueira: bruno.siqueira@vale.com
Clarissa Couri: clarissa.couri@vale.com
Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2019	Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Director of Investor Relations